Naveen Pogula (404) 504-7756 npogula@mmmlaw.com www.mmmlaw.com

June 23, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Katherine Wray and Jan Woo

Re:	Streamline Health Solutions, Inc.
Registration Statement on Form S-3
Filed May 3, 2021
File No. 333-255723

Dear Ms. Wray and Ms. Woo:

This letter sets forth below Streamline Health Solutions, Inc.’s (the “Company”) responses to the letter, dated May 19, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above referenced Registration Statement on Form S-3 filed by the Company on May 3, 2021.

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s responses to each of the Staff’s comments immediately below the corresponding numbered comment.

Registration Statement on Form S-3 Filed May 3, 2021

General

1.	You disclose on page 6 that a total of 322,303 of the 570,727 shares you are seeking to register for resale are shares you expect to issue in exchange for services to be furnished pursuant to your Master Services Agreement (“MSA”) and related statements of work with the selling stockholder, 180 Consulting, LLC. We note further from your Form 8-K filed March 25, 2020, that Section 7 of the MSA provides that either you or 180 Consulting may terminate the MSA for any reason upon 90 days’ notice. Based on the foregoing, it appears that the selling stockholder is not irrevocably bound to purchase the 322,303 shares that have not yet been issued. Accordingly, please revise the registration statement to remove the unissued shares, or provide us with your analysis as to how the selling stockholder is irrevocably bound to purchase the shares subject only to conditions outside of its control. For guidance, please refer to our Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.06.

Response: The Company acknowledges the Staff’s comment and has filed an amendment to the Registration Statement on Form S-3, which removes the 322,303 shares yet to be issued.

Securities and Exchange Commission

June 23, 2021

Selling Stockholders, page 6

2.	Please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by 180 Consulting, LLC.

Response: The Company acknowledges the Staff’s comment and has filed an amendment to the Registration Statement on Form S-3, which discloses the natural persons who exercise shared voting and dispositive powers with respect to the shares held by 180 Consulting, LLC.

3.	Disclosure states that you may identify additional selling stockholders in a prospectus supplement. It appears you are relying on Rule 430B(b)(2) of Regulation C to omit the names of additional selling stockholders from the registration statement. Please tell us how you concluded you satisfy the conditions set forth in Rule 430B(b)(2)(i)-(iii), or revise your disclosure and confirm that all selling stockholders are identified.

Response: The Company acknowledges the Staff’s comment and has filed an amendment to the Registration Statement on Form S-3, which removes any reference to additional selling stockholders. The only selling stockholder in the Registration Statement, as amended, is 180 Consulting, LLC and the Company has no intention to include additional selling stockholders in a prospectus supplement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact David Calhoun at 404-504-7613 or dmc@mmmlaw.com or Naveen Pogula at 404-504-7756 or npogula@mmmlaw.com.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Naveen Pogula
Naveen Pogula

cc:	Thomas Gibson, CFO
David Calhoun, Morris, Manning & Martin, LLP